Exhibit 99.1

Smart Share Global Limited Announces Fourth Quarter and Fiscal Year 2022 Results

Number of POIs1 reached 997 thousand as of the end of the fourth quarter of 2022

POIs operated through network partner model reached 52.5% as of the end of the fourth quarter of 2022

SHANGHAI, China, April 21, 2023 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2022.

HIGHLIGHTS FOR THE FOURTH QUARTER OF 2022

●	As of December 31, 2022, the Company’s services were available in 997 thousand POIs, compared with 956 thousand as of September 30, 2022.

●	As of December 31, 2022, 52.5% of POIs were operated through our network partner model, compared with 47.4% as of September 30, 2022.

●	As of December 31, 2022, the Company’s available-for-use power banks[2] were 6.7 million, compared with 6.4 million as of September 30, 2022.

●	As of December 31, 2022, cumulative registered users reached 333.7 million, with 8.4 million newly registered users acquired during the quarter.

“The year 2022 presented our operation with significant challenges due to the impact of COVID-19 outbreaks,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “Despite this, we remained committed to our customers and partners, delivering high-quality services throughout the pandemic. Our team's adaptability and dedication allowed us to emerge stronger than ever coming out of the three-year pandemic. The lifting of COVID-19 restrictions in China in mid-December 2022 marked a turning point for our industry, setting the stage for a strong recovery and growth in 2023. We are confident in the outlook of the mobile device charging service industry in China and remain committed to delivering sustainable and long-term value to our stakeholders.”

“We continued to focus on expanding our mobile device charging network through a combination of the direct and network partner models in 2022 and throughout the pandemic,” said Peifeng Xu, Chief Operating Officer. “These models provide us with the flexibility we need to navigate through challenging conditions and expand the coverage of our service. Our network effect continued to benefit from economies of scale, allowing us to more efficiently attract users, location partners, and network partners. We have also been innovating new synergies between the two models to promote collaboration and extract higher levels of operating efficiency. As we move forward, we will continue to leverage the strengths of both models to drive growth and innovation in the industry.”

“Despite the impact of COVID-19, we maintained a strong financial health in 2022 with our positive operating cash flow and robust balance sheet,” said Maria Yi Xin, Chief Financial Officer. “We achieved this by reducing the amount of fixed expenses across our operation which negatively weigh-down our profitability during periods of external impact on revenue. We also continue to find ways to improve the economics of our operation. Notably, the production and implementation of the new version of our cabinet featuring improved functionality and significantly reduced cost allow us to increase the efficiency of our operation under the direct model and attract more partners under the network partner model. With the recovery from COVID-19 in progress, we are confident that we can gradually return to our pre-COVID-19 levels of efficiency and create value for our shareholders.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2022

Revenues were RMB595.6 million (US$86.4 million3) for the fourth quarter of 2022, representing a 28.8% decrease from the same period in 2021. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the quarter.

●	Revenues from mobile device charging business decreased by 29.5% to RMB572.7 million (US$83.0 million) for the fourth quarter of 2022 from RMB812.1 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the fourth quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

●	Revenues from power bank sales decreased by 20.1% to RMB15.1 million (US$2.2 million) for the fourth quarter of 2022 from RMB18.9 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the fourth quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

●	Revenues from other revenues, which mainly comprise of revenue from advertising services and new business initiatives, increased by 49.4% to RMB7.8 million (US$1.1 million) for the fourth quarter of 2022 from RMB5.2 million in the same period of 2021. The increase was primarily attributable to the increase in advertisement efficiency and new business initiatives.

Cost of revenues decreased by 8.5% to RMB141.0 million (US$20.4 million) for the fourth quarter of 2022 from RMB154.1 million in the same period last year. The decrease was primarily due to the decrease in maintenance costs, accessory cost and cost of power banks sold, which was partially offset by the increase in depreciation cost.

Research and development expenses decreased by 34.1% to RMB15.6 million (US$2.3 million) for the fourth quarter of 2022 from RMB23.6 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 9.8% to RMB635.2 million (US$92.1 million) for the fourth quarter of 2022 from RMB704.3 million in the same period last year. The decrease was primarily due to the decrease in entry fees and incentive fees paid to location partners and personnel related expenses, which was partially offset by the increase in incentive fees paid to network partners.

General and administrative expenses decreased by 13.9% to RMB27.1 million (US$3.9 million) for the fourth quarter of 2022 from RMB31.5 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Loss from operations for the fourth quarter of 2022 was RMB233.9 million (US$33.9 million), compared to a loss from operations of RMB69.4 million in the same period last year. The loss from operations was attributable to the impact of COVID-19 during the fourth quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

Income tax expenses for the fourth quarter of 2022 was RMB114.5 million (US$16.6 million), compared to nil in the same period last year. The increase was primarily due to the change in reserves for uncertain tax positions.

3 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022, which was RMB6.8972 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Net loss for the fourth quarter of 2022 was RMB334.5 million (US$48.5 million), compared to a net loss of RMB68.5 million in the same period last year.

Adjusted net loss4 for the fourth quarter of 2022 was RMB327.2 million (US$47.4 million), compared to an adjusted net loss of RMB61.3 million in the same period last year.

Net loss attributable to ordinary shareholders for the fourth quarter of 2022 was RMB334.5 million (US$48.5 million), compared to a net loss attributable to ordinary shareholders of RMB68.5 million in the same period last year.

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.1 billion (US$445.9 million).

FINANCIAL RESULTS FOR FISCAL YEAR 2022

Revenues were RMB2.8 billion (US$411.5 million) in 2022, representing a 20.8% year-over-year decrease. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the fiscal year 2022.

●	Revenues from mobile device charging business decreased by 20.3% to RMB2.8 billion (US$399.3 million) in 2022, compared to RMB3.5 billion in 2021. The decrease was primarily due to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

●	Revenues from power bank sales decreased by 42.2% to RMB59.5 million (US$8.6 million) in 2022, compared to RMB102.9 million in 2021. The decrease was primarily due to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

●	Revenues from other revenues, which mainly comprise of revenue from advertising services and new business initiatives, decreased by 8.1% to RMB24.6 million (US$3.6 million) in 2022, compared to RMB26.7 million in 2021. The decrease was primarily due to the decrease in user traffic as a result of the impact of COVID-19 in 2022.

Cost of revenues remained stable at RMB556.9 million (US$80.7 million) in 2022, compared to RMB557.2 million in 2021.

Research and development expenses decreased by 3.4% to RMB90.7 million (US$13.1 million) in 2022, compared to RMB93.9 million in 2021. The decrease was primarily due to the decrease in system and personnel related expenses.

Sales and marketing expenses decreased by 8.1% to RMB2.7 billion (US$393.3 million) in 2022, compared to RMB3.0 billion in 2021. The decrease was primarily due to the decrease in entry fees and incentive fees paid to location partners and, personnel related expenses, which was partially offset by the increase in incentive fees paid to network partners.

General and administrative expenses decreased by 5.5% to RMB112.4 million (US$16.3 million) in 2022, compared to RMB119.0 million in 2021. The decrease was primarily due to the decrease in personnel related expenses, which was partially offset by the increase in professional service expenses.

Loss from operations was RMB621.2 million (US$90.1 million) in 2022, compared to a loss from operations of RMB109.0 million in 2021. The loss from operations was primarily attributable to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of China.

4 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Income tax expenses was RMB114.5 million (US$16.6 million) in 2022, compared to nil in 2021. The increase was primarily due to the change in reserves for uncertain tax positions.

Net loss was RMB711.2 million (US$103.1 million) in 2022, compared to a net loss of RMB124.6 million in 2021.

Adjusted net loss was RMB683.0 million (US$99.0 million) in 2022, compared to an adjusted net loss of RMB93.9 million in 2021.

Net loss attributable to ordinary shareholders was RMB711.2 million (US$103.1 million) in 2022, compared to a net loss attributable to ordinary shareholders of RMB5.0 billion in 2021.

Business Outlook

For the first quarter of 2023 ended March 31, 2023, the Company expects to generate RMB815 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Friday, April 21, 2023 (8:00 P.M. Beijing Time on Friday, April 21, 2023) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Fourth Quarter and Fiscal Year 2022 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10030191-j03g2t.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/kap3vxyo

A telephone replay will be available through April 28, 2023. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10030191

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2022, the Company had 6.7 million power banks in 997,000 POIs across more than 1,800 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited
Unaudited Consolidated Balance Sheets
(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,296,924	948,773	137,559
Restricted cash	19,671	14,608	2,118
Short-term investments	1,418,721	2,091,198	303,195
Accounts receivable, net	14,881	16,482	2,390
Notes receivable	5,622	-	-
Inventory	4,373	1,051	152
Prepayments and other current assets	487,540	228,672	33,154

Total current assets	3,247,732	3,300,784	478,568

Non-current assets:
Long-term restricted cash	20,000	21,000	3,045
Property, equipment and software, net	945,226	886,460	128,525
Long-term prepayments to related parties	20,037	71	10
Right-of-use assets, net*	-	12,442	1,804
Other non-current assets	164,986	35,898	5,204
Deferred tax assets, net	-	30,986	4,493

Total non-current assets	1,150,249	986,857	143,081

Total assets	4,397,981	4,287,641	621,649

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	551,751	810,197	117,468
Amounts due to related parties-current	23,290	-	-
Salary and welfare payable	120,444	111,274	16,133
Taxes payable	10,195	147,367	21,366
Financing payable-current	84,175	76,272	11,058
Current portion of lease liabilities*	-	9,761	1,415
Accruals and other current liabilities	238,510	268,007	38,858

Total current liabilities	1,028,365	1,422,878	206,298

Non-current liabilities:
Financing payable-non-current	85,658	32,281	4,680
Non-current lease liabilities*	-	854	124
Amounts due to related parties-non-current	1,000	1,000	145
Other non-current liabilities	16,489	189,323	27,449
Deferred tax liabilities, net	34,445	-	-

Total non-current liabilities	137,592	223,458	32,398

Total liabilities	1,165,957	1,646,336	238,696

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	50
Treasury stock	(27,784)	(6,816)	(988)
Additional paid-in capital	11,799,301	11,786,482	1,708,879
Statutory reserves	16,593	16,593	2,406
Accumulated other comprehensive income	51,556	163,928	23,767
Accumulated deficit	(8,607,989)	(9,319,229)	(1,351,161)

Total shareholders' equity	3,232,024	2,641,305	382,953

Total liabilities and shareholders' equity	4,397,981	4,287,641	621,649

*On 1 January 2022, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Smart Share Global Limited
Unaudited Consolidated Statements of Comprehensive Income/(Loss)
(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging business	812,072	572,720	83,037	3,455,797	2,754,143	399,313
Power bank sales	18,873	15,085	2,187	102,857	59,476	8,623
Others	5,232	7,815	1,133	26,737	24,571	3,562

Total revenues	836,177	595,620	86,357	3,585,391	2,838,190	411,498

Cost of revenues	(154,070)	(140,953)	(20,436)	(557,177)	(556,923)	(80,746)
Research and development expenses	(23,612)	(15,565)	(2,257)	(93,882)	(90,655)	(13,144)
Sales and marketing expenses	(704,277)	(635,199)	(92,095)	(2,950,972)	(2,712,330)	(393,251)
General and administrative expenses	(31,516)	(27,148)	(3,936)	(118,973)	(112,403)	(16,297)
Other operating income/(loss)	7,889	(10,682)	(1,549)	26,614	12,876	1,867

Loss from operations	(69,409)	(233,927)	(33,916)	(108,999)	(621,245)	(90,073)

Interest and investment income	15,378	11,212	1,626	30,560	52,389	7,596
Interest expense to third parties	(7,673)	(4,624)	(670)	(38,051)	(31,282)	(4,535)
Foreign exchange (loss)/gain, net	(6,778)	7,271	1,054	(7,935)	3,787	549
Other income/(loss), net	2	(4)	(1)	(190)	(413)	(60)

Loss before income tax expense	(68,480)	(220,072)	(31,907)	(124,615)	(596,764)	(86,523)

Income tax expense	-	(114,476)	(16,597)	-	(114,476)	(16,597)

Net loss	(68,480)	(334,548)	(48,504)	(124,615)	(711,240)	(103,120)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(68,480)	(334,548)	(48,504)	(4,958,370)	(711,240)	(103,120)

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(23,697)	(31,734)	(4,601)	(150,267)	112,372	16,292

Total comprehensive loss	(92,177)	(366,282)	(53,105)	(274,882)	(598,868)	(86,828)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(92,177)	(366,282)	(53,105)	(5,108,637)	(598,868)	(86,828)

Weighted average number of ordinary shares used in computing net loss per share
- basic and diluted	518,534,809	518,821,908	518,821,908	406,567,584	518,307,406	518,307,406

Net loss per share attributable to ordinary shareholders
- basic and diluted	(0.13)	(0.64)	(0.09)	(12.20)	(1.37)	(0.20)

Net loss per ADS attributable to ordinary shareholders
- basic and diluted	(0.26)	(1.28)	(0.18)	(24.38)	(2.74)	(0.40)

Smart Share Global Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(68,480)	(334,548)	(48,504)	(124,615)	(711,240)	(103,120)
Add:
Share-based compensation	7,200	7,377	1,070	30,711	28,245	4,095

Adjusted net loss (non-GAAP)	(61,280)	(327,171)	(47,434)	(93,904)	(682,995)	(99,025)